Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Kindred Healthcare & GENTIVA Better Together November 5, 2014 Greetings, We are pleased to announce that upon close of the proposed merger with Gentiva, David Causby will become the President of the combined Kindred at Home business. His new role will be effective day one after the close of the transaction. David will serve on the Executive Committee and will report to me. As we have shared, combining our two companies will make Kindred at Home the largest and most geographically diversified home health and hospice organization in the United States. We are fortunate that we have the opportunity to add someone with David’s experience to our management team, and we believe that his leadership will contribute to a smooth transition for Gentiva employees. With more than 11 years in a variety of roles throughout Gentiva, his personal relationships and deep understanding of operations, people and systems will prove invaluable in bringing together these two companies. We look forward to David joining us and leading our Kindred at Home team. He will be responsible for leveraging our best in class home health, hospice, palliative, and community care offerings in order to support care models that meet consumer preference, support integrated care delivery, and advance our Continue the Care strategy. David’s skills will help us advance our patient-centered home based care model, which is preferred by patients and payors. His leadership will help ensure that we are able to deliver on our Mission and grow the care capabilities that are essential to supporting new integrated care and population health delivery models, while enabling patients to remain in the comfort of their own homes. continued KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. OUR KEY SUCCESS FACTORS Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance Improvement Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

Kindred Healthcare & GENTIVA Better Together Throughout the integration and beyond, David will partner with Jon Rousseau, President of the Care Management Division, to effectively and efficiently complete the transition. Prior to close, both will serve on the joint Integration Management Office (IMO), which features six cross-functional integration work-streams, to ensure Day 1 readiness. Jon is the lead advisor to ensure operational alignment for the combined company. As an ongoing member of Kindred’s Executive Committee, Jon will continue to lead the Company’s Care Management strategy, including growing Kindred’s home-based primary care program, advancing integrated partnerships, and testing new payment and delivery models. Until the transaction is closed, we know that David will continue to lead Gentiva’s operations and produce the strong clinical and financial outcomes that Gentiva is known for. We look forward to welcoming David to Kindred after we complete the merger with Gentiva, which we expect will occur during the first quarter of 2015. Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition as smooth as possible, and as we begin to develop our go-forward strategy, we promise to share the information with you. As a reminder, we encourage you to submit any questions you may have to GentivaBetterTogether@ kindred.com, so that we may communicate with you openly and transparently. Also, to see past issues of Better Together, go to www.kindred.com/employees and click on the PDFs on the main page. We want to remind everyone until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete. Thanks for all you do! Warm Regards, Ben Breier President and COO of Kindred Healthcare

Kindred Healthcare & GENTIVA Better Together Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com. Participants in Solicitation Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.